a

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐
 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Tucows Announces Intention to Commence a Dutch Auction Tender Offer to Repurchase up to 6.5 Million Common Shares

TORONTO, December 15, 2011 — Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today that it intends to commence a modified “Dutch auction” tender offer to repurchase up to 6,500,000 shares of common stock, representing approximately 12.2% of Tucows’ outstanding shares. The tender offer is expected to commence on Tuesday, December 20, 2011 and to expire, unless extended, at 5:00 P.M., New York City Time, on Thursday, January 19, 2012.  Tucows also announced that it has suspended its normal course issuer bid which commenced in November 2011 pursuant to which Tucows has repurchased 23,765 shares of common stock.

Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the range of $0.73 to $0.77 per share, which price range may be modified by Tucows prior to the commencement of the offer. On December 14, 2011, the closing price of Tucows common stock on the NYSE Amex was $0.75. Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy 6,500,000 shares, or such lesser number of shares that are properly tendered. If shareholders of more than 6,500,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis.  Additionally, if more than 6,500,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, or approximately 1.1 million shares, without amending or extending the tender offer.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions that will be specified in the offer to purchase that will be distributed to shareholders. The information agent for the offer will be Broadridge Financial Solutions, Inc.  None of Tucows, its board of directors or the information agent is or will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer.  Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Tucows.

The tender will be funded through a combination of available cash and the demand loan revolving credit facility Tucows currently has with the Bank of Montreal. All shares purchased by Tucows in this tender will be cancelled.

“The implementation of this tender offer is indicative of our continued confidence in our business and our strategy to deliver consistent and reliable performance within the context of growth going forward,” said Elliot Noss, President and Chief Executive Officer of Tucows. “We continue to believe that the repurchase of our shares at this price level is an attractive investment and that their repurchase by Tucows is a prudent use of cash that is consistent with our long-term objectives to create shareholder value and return capital to shareholders.”

Directors, executive officers and affiliates of Tucows are eligible to participate in the offer, and Rawleigh Ralls, a director of Tucows, has advised Tucows that Lacuna LLC, a company of which he is a founding partner, intends to, as part of a rebalancing of its portfolio, tender a significant portion or potentially all of its 8.3 million shares in the offer.

“I remain confident in the business and direction of Tucows, especially undervalued assets like the domain name portfolio, and look forward to continuing to serve on the Company’s Board of Directors,” said Rawleigh Ralls. “Lacuna’s decision to divest its shares in Tucows is the result of specific business opportunities that have arisen and is not a reflection of Lacuna’s belief in the underlying value proposition of Tucows.”

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tucows’ common stock. The offer will be made solely by the offer to purchase and the related letter of transmittal.  Shareholders and investors are urged to read Tucows’ tender offer statement on Schedule TO that will be filed with the Securities and Exchange Commission in connection with the tender offer, which will include exhibits, the offer to purchase and the related letter of transmittal, when available, because they will contain important information. Each of these documents will be filed with the Securities and Exchange Commission, and investors will be able to obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Broadridge Financial Solutions, Inc., the information agent for the tender offer, by directing such request to: Broadridge Financial Solutions, Inc., 1717 Arch Street, Suite 1300, Philadelphia, PA 19103, telephone (800) 733-1121.

About Tucows

Tucows is a global Internet services company. OpenSRS manages over eleven million domain names and millions of email boxes through a reseller network of over 12,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows Downloads.  More information can be found at http://tucowsinc.com.

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer, the intent of certain directors to participate in the offer and the process for the proposed tender offer.  Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.